Dan Pratt Resume

Chief Marketing Officer – Heleum LLC
June 2017-Present

K-12 Online-teaching educator, California
2012-2017

Dan joined the Heleum team after 7 years of teaching K-12. Over the past few years, Dan has blogged about Bitcoin, decentralization, and free markets. Since 2015, he has been managing social media, funnels, and fulfillment.